SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of JULY 2004

TMM Group, Inc.
(Translation of registrant’s name into English)
Av. de la Cúspide No.4755, Colonia Parques del Pedregal, Delegación Tlalpan,
México City, D.F., C.P. 14010 México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-____ .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 19, 2004

Grupo TMM, S.A.

By: /s/ Juan Fernández Galeazzi
______________________________________
Juan Fernández Galeazzi
Director Finance & Treasurer

This Form 6-K and the exhibit attached hereto are hereby incorporated by reference into the Registration Statement on Form F-3, Number 333-90710.

EXHIBIT INDEX

EXHIBIT 99.1:     Press Release dated July 02, 2004.  TMM ANNOUNCES STATUS OF EXCHANGE OFFER.

Exhibit 99.1

GRUPO TMM COMPANY CONTACT:	AT DRESNER CORPORATE SERVICES:
Brad Skinner, Senior Vice President	Kristine Walczak, General Investors
Investor Relations	Analysts and Media
011-525-55-629-8725 or 203-247-2420	312-726-3600
(brad.skinner@tmm.com.mx)	(kwalczak@dresnerco.com)

Marco Provencio, Media Relations:
Proa/StructurA
011-525-55-629-8708 and 011-525-55-442- 4948
(mp@proa.structura.com.mx)

TMM ANNOUNCES STATUS OF EXCHANGE OFFER

(Mexico City, July 19, 2004) - Grupo TMM, S.A. (NYSE: TMM and BMV: TMM A; ”TMM”) announced that as of 5:00 p.m., New York City time, on July 16, 2004, the Company has achieved acceptance of approximately 94.85 percent of the company’s outstanding 2003 notes, or $167,771,000 principal amount, and approximately 96.35 percent of the outstanding 2006 notes, or $192,657,000 principal amount for its exchange offer and consent solicitation for its 9½ percent senior notes due 2003 and 10¼ percent senior notes due 2006. The exchange offer is being conducted to implement the previously announced restructuring of the existing notes.

The exchange offer is conditioned upon, among other things, receipt of valid tenders (including exchanges pursuant to the voting agreements) representing at least 98 percent of the outstanding principal amount of the 2003 notes and at least 95 percent of the outstanding principal amount of the 2006 notes.

The exchange offer will expire at, and the ballots for the pre-packaged plan must be received by, 5:00 p.m., New York City time, on Thursday, July 22, 2004, unless extended. Holders whose consents are validly received may not withdraw any existing notes once they are tendered, except under limited circumstances.

Questions regarding the proposed restructuring should be directed to Martin F. Lewis and Ronen Bojmel at Miller Buckfire Lewis Ying & Co., LLC, the Company’s financial advisor, or Alan D. Fragen and Oscar A. Mockridge of Houlihan Lokey Howard & Zukin Capital, the Ad Hoc Bondholders’ Committee’s financial advisor. Akin Gump Strauss Hauer & Feld LLP is legal counsel to the Ad Hoc Bondholders’ Committee.

Martin F. Lewis	Ronen Bojmel
Miller Buckfire Lewis Ying & Co., LLC	Miller Buckfire Lewis Ying & Co., LLC
250 Park Avenue	250 Park Avenue
New York, New York 10177	New York, New York 10177
(212) 895-1805	(212) 895-1807
(martin.lewis@mbly.com)	(ronen.bojmel@mbly.com)

and

Alan D. Fragen	Oscar A. Mockridge
Houlihan Lokey Howard & Zukin Capital	Houlihan Lokey Howard & Zukin Capital
1930 Century Park West	685 Third Avenue
Los Angeles, California 90067	New York, New York 10017
(310) 788-5338	(212) 497-4175
(afragen@hlhz.com)	(omockridge@hlhz.com)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Grupo TMM Notes. The exchange offer and consent solicitation, when made, will not be made to, nor will tenders be accepted from, or on behalf of, holders of Existing Notes in any jurisdiction, in which the making of exchange offers and consent solicitations or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdiction where securities, blue sky laws or other laws require exchange offers and consent solicitations to be made by a licensed broker or dealer, the exchange offers and consent solicitations will be deemed to be made on behalf of Grupo TMM by the dealer manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Headquartered in Mexico City, Grupo TMM is a Latin American multimodal transportation company. Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of ocean and land transportation services. Grupo TMM also has a significant interest in TFM, which operates Mexico's Northeast railway and carries over 40 percent of the country’s rail cargo. Grupo TMM’s web site address is www.grupotmm.com and TFM’s web site is www.tfm.com.mx

Included in this press release are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company’s management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company’s investment in TFM, S.A. de C.V. and other new businesses; risks associated with the Company’s reorganization and restructuring; the outcome of pending litigation and arbitration with Kansas City Southern; the timing of the receipt of any amounts in respect of TFM’s pending claim for a refund of certain value added taxes; the outcome of pending litigation relating to the obligation to repurchase shares of TFM owned by the Mexican Government and the ability of the Company or its subsidiaries to fund any such purchase if required to do so; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses; and the ability of the Company to complete the proposed restructuring or otherwise repay, restructure or refinance its indebtedness. These risk factors and additional information are included in the Company’s reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.